HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

September 30, 2014

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-01204

Response letter dated September 9, 2014

Dear Mr. Schwall:

Thank you for your letter dated September 9, 2014. Set forth below is a summary of the Corporation’s discussion with the SEC Staff on September 24, 2014 as well as our responses to your comments contained in your letter of September 9, 2014. For your convenience, our responses are keyed to the numbered comments in your September 9, 2014 letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

In response to the Corporation’s teleconference with Mr. Brad Skinner, Mr. Karl Hiller, and Mr. Michael Fay of the SEC Staff on September 24, 2014, we supplementally provide additional information on our calculation of future income taxes reported in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (“Standardized Measure”).

ASC 932-235-50-31(c) states, “…The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the entity’s proved oil and gas reserves.” We confirm the computation of future income taxes reported in the Standardized Measure disclosure includes deductions for all future production costs and future development costs contained in the Standardized Measure disclosure. In addition, the Corporation does not interpret the standard to provide preparers any elections when determining other income tax attributes that apply to proved reserves. However, the Corporation believes judgment is required in the case of excess carryforward deductions available as of the balance sheet date that were generated from activities associated with proved reserves and that are available to offset income from business activities other than from proved reserves, as the standard does not provide guidance on the meaning of “relating to the entity’s proved oil and gas reserves.”

The Corporation’s assessment of whether excess carryforward deductions “relate to the entity’s proved oil and gas reserves” is based on two criteria. First, the income tax attributes must have been generated from proved oil and gas reserves, and second, management must reasonably be assured the attribute will reduce future cash taxes that otherwise would be incurred on cash flows resulting from the future production of proved reserves.

As noted in our letter to you dated August 8, 2014, the Corporation files a consolidated income tax return which includes taxable gross income and deductions derived by affiliated group members from the conduct of all of their business activities. Generally, tax attributes generated from one business activity are available to offset gross income from another business activity included within the consolidated return. To the extent an attribute is not utilized in the return for a particular year, it generally may be carried forward and used in future years to offset gross income from any activities included in the return for such future year. As a result, excess carryforward deductions are fungible and not tied to a historic source activity.

In 2012 and prior years, the Corporation was an integrated oil and gas company with sources of income from numerous business activities other than from proved reserves. When computing future income taxes in the Standardized Measure disclosure, fungible excess carryforward deductions resulting from activities associated with proved reserves were not included as it was not reasonably assured such attributes would reduce future cash taxes generated from proved reserves. With the Corporation’s announcement on March 4, 2013 of its intent to become a pure play Exploration and Production company and its subsequent progress in divesting downstream operations during 2013, the Corporation was now assured attributes would reduce future cash taxes generated from proved reserves going forward. Consequently, excess carryforward deductions related to proved reserves were included in the 2013 computation of future income taxes in the Standardized Measure disclosure. The Corporation does not consider this to be a change in accounting policy or method, but rather a change in estimate based on the application of different facts between the years of 2013 and 2012.

The Corporation believes its Standardized Measure disclosure complies with ASC 932-235-50. However, the Corporation will revise its disclosure in the Supplementary Oil and Gas Data section of the December 31, 2014 Form 10-K to read as follows:

“The decrease in future income taxes between 2013 and 2012 was primarily due to the reduction of future pre-tax cash flows in 2013. In addition, certain excess carryforward deductions available as of December 31, 2012, originally arising from activities related to proved reserves, had been excluded from the computation of future income tax expense on the basis that these attributes were available for utilization against future income from the Corporation’s business activities other than those associated with proved oil and gas reserves. Commencing with 2013, in conjunction with the Corporation’s transition to a pure play Exploration and Production company, excess carryforward deductions available as of December 31, 2013 related to proved reserves were included in the computation of future income tax expenses as they are now expected to reduce future cash taxes generated from proved reserves.”

Questions from your September 9, 2014 letter

1)

We note from your response to prior comment three that you did not include fungible tax attributes in computing your 2012 standardized measure, reasoning that you were an integrated company with two business segments and were able to utilize these attributes for either segment in your consolidated tax return. You indicate you included these attributes when computing your 2013 standardized measure after making significant progress in your transformation to a pure play E&P company with plans to further divest unrelated assets.

Given the foregoing, it appears that you view the standardized measure that is required to be disclosed pursuant to FASB ASC 932-235-50-31 as a measure that may reflect a choice of elections permissible when computing taxes, rather than one that would necessarily include tax attributes that are inherently related to the proved oil and gas reserves. We do not see a basis for the accommodation that you suggest in subparagraph (c) of the aforementioned guidance. We understand that you have reflected the effects of tax attributes that are inherently related to your reserves in presenting your 2013 standardized measure and that similar items existed in prior years but were not considered in preparing this disclosure.

Please explain how you have applied the guidance in FASB ASC 250-10 in the accounting and disclosure reflecting your new approach, in determining that you would not correct or conform the corresponding disclosures for the prior years, and explain how your tax characterizations and elections have impacted your financial statements and related disclosure.

•

As discussed more fully above, the Corporation does not believe that ASC 932-235-50-31(c) provides any election with regard to the computation of future income taxes in the Standardized Measure disclosure. The Corporation believes its announced intent and subsequent progress toward becoming a pure play Exploration and Production company in 2013 represents a change in facts regarding the future income generating activities of the Corporation and how its excess carryforward deductions will be utilized. As such, we believe this represents a change in estimate based on the application of different facts between the years of 2013 and 2012.

The Corporation believes its Standardized Measure disclosure complies with ASC 932-235-50. However, the Corporation will revise its disclosure in the Supplementary Oil and Gas Data section of the December 31, 2014 Form 10-K as indicated on page 2 above.

•

For each of the three tax attributes identified in your response, describe the circumstances under which these items originated and how they relate to your proved reserves now and historically (e.g., include dates and details of the transactions giving rise to these attributes).

•

The attributes identified in the Corporation’s letter submitted August 8, 2014 originated from historical expenditures incurred in conducting oil and gas producing activities related to proved reserves.

•

Explain how these tax attributes have been utilized in your historical tax returns (e.g., 2011, 2012, and 2013) by identifying the specific operations to which you had previously related these items and state your rationale.

•

The tax attributes included in the 2013 Standardized Measure disclosure represent excess carryforward tax deductions arising from activities related to proved reserves, and that are available to offset future taxable income. The utilization of similar attributes in prior year’s consolidated income tax filings do not require the Corporation to specify the operations to which such tax attributes were generated as the sourcing and character rules generally do not distinguish along the lines of proved oil and gas reserves versus other operations.

•

Indicate how the identified tax attributes have been reported in your Statement of Operations, Balance Sheets, and information about income taxes and segments that appears in the Notes to your financial statements (e.g., indicate the extent to which the attributes have impacted deferred tax assets, valuation allowances, E&P net income, E&P provision for income taxes, E&P identifiable assets, etc.) for the periods presented in your 2013 annual report. Please highlight any changes related to the sales of your businesses in 2013 or to discontinued operations accounting.

•

The carryforward tax attributes included in the Standardized Measure disclosure have been reported in the Corporation’s consolidated financial statements and related footnotes, including the segment information contained in the footnotes, in accordance with the applicable accounting standards. The extent to which such attributes were reported as being associated with Exploration and Production activities does not affect how these fungible attributes may be utilized in the Corporation’s future income tax filings. As a result, we believe our application of evaluating excess carryforward deductions related to proved reserves in 2013 and 2012 is appropriate based on the discussion provided above.

*  *  *  *  *  *  *

As requested by the Staff, we acknowledge the following:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	Michael Fay

Karl Hiller

Caroline Kim

Tim Levenberg

Brad Skinner

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